YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

2024

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IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

MARTI TECHNOLOGIES, INC.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on December 18, 2024.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

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PROXY CARD

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 AND 3.

Please mark your votes like this **X**

1. "As an ordinary resolution, that Cankut Durgun be re-appointed as a Class II Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Articles of Association of the Company."

FOR ☐ AGAINST ☐ ABSTAIN ☐

2. "As an ordinary resolution, that Kerry Healey be re-appointed as a Class II Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Articles of Association of the Company."

FOR ☐ AGAINST ☐ ABSTAIN ☐

3. "As an ordinary resolution, that Alexander Spiro be appointed as a Class II Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Articles of Association of the Company."

FOR ☐ AGAINST ☐ ABSTAIN ☐

NOTE: By execution of this Proxy Card, the undersigned hereby authorizes the proxies to vote, in their discretion, on any other business that may properly be brought before the meeting or any adjournment or postponement thereof.

CONTROL NUMBER

Signature____________________________ **Signature, if held jointly**______________________________ **Date**____________, **2024**

Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors. administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Shareholders to be held on December 19, 2024.

The Notice and Proxy Statement are available at https://www.cstproxy.com/martitech/2024

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MARTI TECHNOLOGIES, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 19, 2024

The undersigned shareholder(s) of Marti Technologies, Inc. hereby appoint(s) Oguz Alper Oktem and Irem Aydin, or either of them, as proxies, with full power of substitution, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Marti Technologies, Inc. that the undersigned would be entitled to vote at the Annual General Meeting of Shareholders to be held at 9:00 a.m. New York time / 5:00 p.m. Istanbul time on December 19, 2024, and any adjournment or postponement thereof. The 2024 Annual General Meeting of Shareholders will be held at the offices of the Company at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED "FOR" PROPOSALS 1, 2 AND 3. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

(Continued and to be marked, dated and signed on reverse side)